Filed by Comcast Corporation Pursuant
                                          to Rule 425 under the Securities Act
                                          of 1933 and deemed filed pursuant to
                                          Rule 14a-12 under the Securities
                                          Exchange Act of 1934

                                          Subject Company: AT&T Corp.
                                          Commission File No. 1-1105

                                          Date: July 9, 2001


        The following corporate overview was posted on Comcast's website:


COMCAST

                               CORPORATE OVERVIEW
                               Comcast Corporation


Consolidated revenues:                      Consolidated operating cash flow:
        2000:         $8.218 billion               2000:         $2.470 billion
        Q1 2001:      $2.196 billion            Q1 2001:         $640.9 million

Employees:     35,000 total                     Founded in 1963 in Pennsylvania
               18,000 cable
               11,000 QVC
               6,000 content & other

Comcast Corporation is principally involved in the development, management and operation of broadband cable networks, and in the provision of electronic commerce and programming content. Comcast's Class A Special and Class A Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSK and CMCSA, respectively.

Comcast Cable:
    o    Third largest U.S. cable company serving 8.4 million customers
    o 85% of customers clustered in six geographic regions (total operations in 26 states)


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QVC:
Revenues:  Operating cash flow:
        2000:         $3.536 billion               2000:      $619.2 million
     Q1 2001:      $884.0 million               Q1 2001:      $172.7 million
     o Live televised retail shopping broadcast to 110 million homes in the U.S., United Kingdom, Germany and Japan
     o       Delivered 79 million packages to 8.4 million customers in 2000

Comcast Content:
     o       E! Entertainment - 67 million homes
     o       style. - 10 million homes
     o       The Golf Channel - 37 million homes
     o       Comcast SportsNet - 7.5 million homes
     o       CN8-The Comcast Network - 3.9 million homes
     o       Comcast-Spectacor - includes Philadelphia 76ers (NBA),
             Philadelphia Flyers (NHL), two Philadelphia indoor sports arenas
     o Investments in Comcast Sports Southeast, Outdoor Life, Speedvision, The Sunshine Network


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


   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and AT&T Broadband may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the transaction may not be fully realized or realized within the expected time frame; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) the regulatory approvals required for the transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast's services; (11) Comcast's ability to expand its distribution; (12) changes in labor, programming, equipment and capital costs; (13) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) general business and economic conditions; and (16) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission (the "Commission").

                             ADDITIONAL INFORMATION

        Subject to future developments, Comcast may file with the Commission (i) a preliminary proxy statement for solicitation of proxies from the shareholders of AT&T Corp. ("AT&T") in connection with AT&T's special meeting which is scheduled to take place in September 2001 and (ii) a registration statement to register the Comcast shares to be issued in the proposed transaction. Investors and security holders are urged to read the proxy statement and registration statement (when and if available) and any other relevant documents filed with the Commission, as well as any amendments or supplements to those documents, because they will contain important information. Investors and security holders may obtain a free copy of the proxy statement and the registration statement (when and if available) and other relevant documents at


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


the Commission's Internet web site at www.sec.gov. The proxy statement and registration statement (when and if available) and such other documents may also be obtained free of charge from Comcast by directing such request to: Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
Attention: General Counsel.

        Comcast, its directors and certain other Comcast employees and advisors may be deemed to be "participants" in Comcast's solicitation of proxies from AT&T's shareholders. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.


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